    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 1998


                                                 REGISTRATION NO. 333-58797
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                             ---------------------

                           FAMILY BARGAIN CORPORATION
             (Exact Name of Registrant as Specified in its Charter)
                            ------------------------

                                    DELAWARE
         (State or Other Jurisdiction of Incorporation or Organization)

                             5651                                                         50-0299573
   (Primary Standard Industrial Classification Code Number)                (I.R.S. Employee Identification Number)

                                4000 RUFFIN ROAD
                          SAN DIEGO, CALIFORNIA 92123
                                 (619) 627-1800
                        (Address, Including Zip Code and
    Telephone Number, Including Area Code of Registrant's Executive Offices)

                                MICHAEL SEARLES
                           FAMILY BARGAIN CORPORATION
                                4000 RUFFIN ROAD
                          SAN DIEGO, CALIFORNIA 92123
                                 (619) 627-1800
                    (Name, Address, Including Zip Code, and
          Telephone Number, Including Area Code of Agent for Service)

                            ------------------------

                                   COPIES TO:

                               DAVID W. BERNSTEIN
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET


           ITEM NUMBER AND CAPTION IN FORM S-2                          LOCATION OR HEADING IN PROSPECTUS
           ----------------------------------------------  ------------------------------------------------------------
       1.    Forepart of the Registration Statement and
               Outside Front Cover Page of Prospectus....    Outside Front Cover Page
       2.    Inside Front and Outside Back Cover Pages of
               Prospectus................................    Inside Front Cover Page; Outside Back Cover Page
       3.    Summary Information, Risk Factors and Ratio
               of Earnings to Fixed Changes..............    Outside Front Cover Page; Prospectus Summary; Risk Factors
       4.    Use of Proceeds.............................    Use of Proceeds
       5.    Determination of Offering Price.............    Outside Front Cover Page; Underwriting
       6.    Dilution....................................    Not Applicable
       7.    Selling Security Holders....................    Not Applicable
       8.    Plan of Distribution........................    Outside Front Cover Page
       9.    Description of Securities to be
               Registered................................    Inside Front Cover Page
      10.    Interests of Named Experts and Counsel......    Not Applicable
      11.    Information with Respect to the
               Registrant................................    Inside Front Cover Page; Prospectus Summary; The Company;
                                                               Selected Consolidated Historical and Pro Forma Financial
                                                               Data; Management's Discussion and Analysis of Financial
                                                               Condition and Results of Operation; Business;
                                                               Operations; Management
      12.    Incorporation of Certain Information By
               Reference.................................    Information Incorporated by Reference.
13.......    Disclosure of Commission Position on
               Indemnification for Securities Act
               Liabilities...............................    Not Applicable

                 SUBJECT TO COMPLETION, DATED OCTOBER 13, 1998


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY ANY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                 800,000 SHARES

                           FAMILY BARGAIN CORPORATION

                          COMMON STOCK, PAR VALUE $.01


    We are offering to sell a total of 800,000 shares of our Common Stock, after completion of a recapitalization, to holders of transferable rights ("Rights") which we are distributing to our stockholders. Each Right entitles the holder to purchase one share of post-Recapitalization Common Stock for $13.00. If our stockholders do not approve a merger that will result in the recapitalization, each Right will entitle the holder to purchase 3.75 shares of pre-recapitalization Common Stock for $3.467 per share (a total of $13 per Right). See "The Restructuring of Our Capitalization" on page 15. Holders who exercise Rights will have the privilege to oversubscribe to purchase Common Stock that is offered to holders of Rights, but not purchased because Rights are not exercised. THE RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON NOVEMBER 30, 1998, UNLESS WE EXTEND THE EXPIRATION TIME.



    Our Common Stock is traded on the Nasdaq Small-Cap Market under the symbol "FBAR". The last reported price at which our Common Stock was sold on October 9, 1998 was $1.719. We have applied to have the Rights quoted on the Nasdaq Small-Cap Market under the symbol "FBARR."



    SEE "RISK FACTORS", WHICH BEGINS ON PAGE 12, FOR A DISCUSSION OF SOME IMPORTANT FACTORS YOU SHOULD CONSIDER.



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                       PRICE TO            UNDERWRITING        PROCEEDS TO THE
                                                        PUBLIC             COMMISSIONS           COMPANY (1)
Per Share......................................       $13.00(2)           Not applicable          $13.00(2)
Total..........................................      $10,400,000          Not applicable         $10,400,000

(1) Before deducting our expenses, estimated at approximately $300,000.

(2) If our stockholders do not approve a merger which will result in a recapitalization, the per share price will be $3.467.


                The date of this Prospectus is October   , 1998.

                              INFORMATION ABOUT US



    This Proxy Statement/Prospectus incorporates important business and financial information about us that is not included in or delivered with this Proxy Statement/Prospectus. That is described under "Information Incorporated by Reference."



    We will provide the information incorporated into this Proxy Statement/Prospectus without charge to stockholders upon written or oral request, to the extent it does not already accompany this Proxy Statement/Prospectus. Requests should be addressed to Jonathan Spatz, Chief Financial Officer, Family Bargain Corporation, 4000 Ruffin Road, San Diego, CA 92123; Telephone No. (619) 627-1800; Facsimile No. (619) 637-4180. TO BE SURE OF
OBTAINING TIMELY DELIVERY, YOU MUST REQUEST THE INFORMATION BY NOVEMBER 20,
1998.



                               TABLE OF CONTENTS



                                                                                            PAGE
                                                                                            -----
Prospectus Summary.....................................................................           3
Summary Financial Information..........................................................           7
The Offering...........................................................................           9
Risk Factors...........................................................................          12
The Company............................................................................          15
The Restructuring of our Capitalization................................................          15
Use of Proceeds........................................................................          17
Capitalization.........................................................................          18
Stock Prices...........................................................................          19
Dividend Policy........................................................................          19
Business...............................................................................          19
Management.............................................................................          24
Description of Capital Stock...........................................................          27
Legal Matters..........................................................................          29
Experts................................................................................          29
Information Incorporated by Reference..................................................          29

                                    SUMMARY

    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. A PROSPECTIVE PURCHASER OF COMMON STOCK SHOULD READ THE ENTIRE PROSPECTUS BEFORE REACHING AN INVESTMENT DECISION.

                                  THE COMPANY


BUSINESS..........................  We operate chains of 124 Family Bargain Center and 38
                                    Factory 2-U off-price retail apparel and housewares
                                    stores in Arizona, California, New Mexico, Nevada,
                                    Oregon, Texas and Washington.

RECAPITALIZATION..................  We are offering shares to holders of Rights as part of a restructuring of our capitalization. When this
                                    restructuring of our capitalization is completed, (1) we
                                    will have restructured much of our debt and redeemed
                                    part of it, (2) we will have sold Common Stock to
                                    holders of Rights for slightly more than $10 million and
                                    (3) if our stockholders give their approval, we will
                                    have undergone a recapitalization by which, among other
                                    things, all of our Series A Preferred Stock and Series B
                                    Preferred Stock will have been converted into Common
                                    Stock. If our stockholders do not approve the
                                    recapitalization, we may cause our subsidiary, General
                                    Textiles, Inc., to make an exchange offer to our
                                    stockholders. If it does, at least a substantial portion
                                    of our Common Stock and Series B Preferred Stock, and
                                    possibly some of our Series A Preferred stock, will be
                                    exchanged for General Textiles common stock and instead
                                    of owning all of General Textiles (which operates our
                                    two store chains), our only significant assets will be a
                                    minority shareholding in General Textiles and
                                    subordinated notes from General Textiles. See "The
                                    Restructuring of our Capitalization."

                                    If the recapitalization is approved by our stockholders,
                                    it will be carried out by a merger of General Textiles,
                                    Inc. into ourselves. As a result of that merger, each
                                    share of Common Stock will be converted into .30133
                                    shares of post-recapitalization Common Stock, each share
                                    of Series A Preferred Stock will be converted into one
                                    share of post-recapitalization Common Stock and each
                                    share of Series B Preferred Stock will be converted into
                                    173.33 shares of post-recapitalization Common Stock. As
                                    a result of the merger, our name will be changed to
                                    Factory 2-U Stores, Inc. The merger must be approved by
                                    holders of a majority of our outstanding Common Stock
                                    and Series B Preferred Stock, voting as a single class,
                                    and by the holders of a majority of our outstanding
                                    Series A Preferred Stock, voting separately.

                                    Three funds ("Three Cities Investors") advised by Three
                                    Cities Research, Inc. ("Three Cities"), which hold 15%
                                    of our Common Stock and 63% of our Series B Preferred
                                    Stock, have committed to vote in favor of the merger.
                                    This will assure that the merger will be approved by the
                                    holders of our Common Stock and Series B Preferred
                                    Stock. However, there is no similar

                                    assurance that the merger will be approved by holders of
                                    a majority of our Series A Preferred Stock. If the
                                    merger is not approved by holders of a majority of the
                                    Series A Preferred Stock, General Textiles may (but will
                                    not be committed to) offer to issue its common stock in
                                    exchange for any or all of our stock in essentially the
                                    same ratios as those in the proposed merger. In response
                                    to that exchange offer, the three Three Cities Investors
                                    will exchange all their Common Stock and Series B
                                    Preferred Stock for General Textiles common stock. That
                                    will reduce our ownership of General Textiles to 74% or
                                    less of its common stock, even if none of our
                                    stockholders other than the three Three Cities Investors
                                    exchange our stock for General Textiles common stock. We
                                    will then exchange General Textiles stock that we own
                                    for our stock which General Textiles acquires through
                                    the exchange offer. The number of General Textiles
                                    shares which we exchange for our stock will depend on
                                    (i) the number and type of our shares which General
                                    Textiles is holding and (ii) the extent to which the
                                    existence of General Textiles subordinated notes we are
                                    holding reduces the value of General Textiles shares
                                    below what it would otherwise have been. The exchange
                                    would reduce our ownership of General Textiles shares to
                                    less than a majority.

PRINCIPAL OFFICE..................  Our principal office is at 4000 Ruffin Road, San Diego,
                                    California 92123. Our telephone number is (619)
                                    827-1800.

                                        THE OFFERING

OFFERING OF COMMON STOCK..........  We are offering 800,000 shares of our post-recapitalization Common Stock (or 3,000,000 shares
                                    of our pre-recapitalization Common Stock) to people who
                                    exercise Rights, including the oversubscription
                                    privilege in the Rights.

THE RIGHTS........................  We issued the Rights to our stockholders. Each Right entitles the holder to purchase one share of
                                    post-recapitalization Common Stock for $13.00. Rights
                                    are evidenced by Rights Certificates and are
                                    transferable.

                                    If our stockholders do not approve merger of General
                                    Textiles, Inc. into us, each Right will entitle the
                                    holder to purchase 3.75 shares of pre-recapitalization
                                    Common Stock for $3.467 per share (a total of $13 per
                                    Right).

EXPIRATION OF RIGHTS..............  The Rights will expire at 5:00 P.M., New York City time, on November 30, 1998, unless we extend the period during
                                    which Rights may be exercised.

OVERSUBSCRIPTION PRIVILEGE........  A holder who exercises all the Rights evidenced by a
                                    Rights Certificate will have the privilege to
                                    oversubscribe for Common Stock which is offered to
                                    holders of Rights, but is not purchased through exercise
                                    of Rights. There is no limit to the number of shares as
                                    to which a holder may exercise the oversubscription
                                    privilege. If the total number of shares as to which
                                    holders exercise the oversubscription privilege exceeds
                                    the total number

                                    of shares which are not otherwise purchased through
                                    exercise of Rights, the available shares will be issued
                                    to people who exercise the oversubscription privilege in
                                    proportion to the respective numbers of shares as to
                                    which they exercise the oversubscription privilege. The
                                    three Three Cities Investors have committed to exercise
                                    all the Rights issued to them, which will result in
                                    their purchasing 305,490 shares of post-recapitalization
                                    Common Stock (or 1,145,587 shares of
                                    pre-recapitalization Common Stock), and to exercise the
                                    oversubscription privilege as to all 494,510 shares of
                                    post-recapitalization Common Stock (or 1,854,413 shares
                                    of pre-recapitalization Common Stock) which are subject
                                    to Rights issued to people other than the three Three
                                    Cities Investors. Therefore, the entire 800,000 post-
                                    recapitalization, or 3,000,000 pre-recapitalization,
                                    shares being offered to holders of Rights will be sold,
                                    even if no one other than the three Three Cities
                                    Investors exercises Rights.



                                                                                   NOT GIVING
                                                                                     EFFECT        GIVING EFFECT
                                                                                     TO THE           TO THE
                                                                                RECAPITALIZATION  RECAPITALIZATION
                                                                                ----------------  ---------------
COMMON STOCK OUTSTANDING..................  Before the Offering                      5,004,122        11,275,381
                                            After the Offering                        N/A             12,075,381
                                            After the Offering,
                                            if the recapitalization
                                            does not take place                      8,004,122          N/A

USE OF PROCEEDS...........................  $3,250,000 to redeem Subordinated Notes due 2003. The amount not used for these purposes will be added to our working capital.

NASDAQ SMALL-CAP MARKET SYMBOLS...........  Common Stock Purchase Rights                 FBARR


                                  RISK FACTORS


    See "Risk Factors", which begins on page 12, for a discussion of some important factors you should consider. Those factors include:



    a) We have had net losses for most years in our history, and for the first two fiscal quarters of the current year.


    b)  We had significant write-offs during the year ended January 31, 1997

    c)  We cannot be sure an active market for the Rights will develop.

    d) The exercise price of the Rights is higher than the highest price at which our Common Stock has traded for almost four years, even taking account of the fact that the recapitalization could be viewed as effecting a 1-for-3.75 reverse split of our Common Stock.


    e) If holders of a majority of our Series A Preferred Stock do not approve the merger which will result in the recapitalization, that merger (and, therefore, the recapitalization) will not take place. If the merger does not take place, our subsidiary, General Textiles, Inc. may make an exchange offer, and General Textiles and we will take other steps, which would reduce our holding of General Textiles shares to less than a majority.

    f) We compete with large retail discount chains which could, if they wanted to do so, target merchandise at our typical customers.

    g) Our business is seasonal. This makes it particularly difficult to predict our full year results on the basis of interim results during our first and second fiscal quarters.

    h) We have a Shareholder Rights Plan and there are other factors about us (including the fact that Three Cities Investors own a majority in voting power of our stock) which could deter or substantially delay possible takeover attempts, even if they were favored by a majority of our stockholders.


    i) The Nasdaq Stock Market has told us we no longer meet the requirements for continued listing. The recapitalization will cure the problem. If the recapitalization is not approved, the sale of shares to holders of Rights probably will cure the problem. However, if our stock price falls below its current levels, we might fail to meet the requirement for continued listing despite the sale of shares to holders of Rights.

                         SUMMARY FINANCIAL INFORMATION


    The following is a summary of financial information about us. It should be read in conjunction with the financial statements and notes included in our amended annual report on Form 10-K/A-2 and quarterly report on Form 10-Q, which accompany this Prospectus. The financial information as of and for the year ended January 31, 1998 has been derived from financial statements audited by Arthur Andersen LLP, and the financial information as of and for the years ended February 1, 1997, and January 27, 1996 has been derived from the financial statements audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial information at and for the fiscal periods ended August 1, 1998 and August 2, 1997 has not been audited. However, we believe it contains all adjustments (which are only normal recurring accruals) which are necessary so that it presents fairly our financial conditions and results of operations. Those interim results do not necessarily indicate what our full year results will be. See "Risk Factors--Seasonality."


                                                       26 WEEKS ENDED                FISCAL YEAR ENDED
                                                   ----------------------  -------------------------------------
                                                   AUGUST 1,   AUGUST 2,   JANUARY 31,  FEBRUARY 1,  JANUARY 27,
                                                      1998        1997        1998        1997(1)       1996
                                                   ----------  ----------  -----------  -----------  -----------
                                                        (UNAUDITED)

                                                        (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA
Net sales........................................  $  139,951  $  129,811   $ 300,592    $ 252,165    $ 179,820
Operating income (loss)..........................      (1,396)     (2,924)      5,097      (27,939)       5,153
Income (loss) from continuing operations.........      (3,867)     (5,530)       (129)     (36,564)       1,478
Net income (loss) before extraordinary item......      (3,867)     (5,530)       (129)     (37,390)         978
Net income (loss)................................      (6,617)     (5,530)       (129)     (37,390)         978
Dividends on Series A preferred stock............      (1,728)     (1,728)     (3,456)      (3,509)      (3,040)
Dividends on Series B preferred stock............      (1,431)     (1,292)     (2,661)      --           --
Net loss applicable to common stock..............      (9,776)     (8,550)     (6,246)     (40,899)      (2,062)
Weighted average common shares outstanding (basic
  and diluted)...................................       4,967       4,873       4,901        4,507        4,006
Net loss per common share from continuing
  operations before extraordinary item...........       (1.42)      (1.75)      (1.27)       (8.89)       (0.39)
Net loss per common share before extraordinary
  item                                                  (1.42)      (1.75)      (1.27)       (9.07)       (0.51)
Net loss per common share(2).....................       (1.97)      (1.75)      (1.27)       (9.07)       (0.51)
Diluted net loss per common share(2).............       (1.97)      (1.75)      (1.27)       (9.07)       (0.51)

BALANCE SHEET DATA
Working capital (deficit)........................       6,072      (2,749)     (2,749)         248        4,314
Total assets.....................................      98,620      84,817      84,817       80,669       87,152
Long-term debt and revolving credit notes,
  including current portion......................      44,984      42,134      29,076       37,894       30,120
Stockholders' equity.............................       9,663      17,218      17,218       11,208       27,717

OPERATING DATA
Number of stores.................................         162         165         166          150          131
Total selling square footage.....................   1,722,000   1,673,000   1,788,000    1,567,000    1,367,000
Sales per square foot............................          81          77         180          172          161
Comparable store sales growth....................         4.5%        0.9%        3.4%         5.3%         2.8%


------------------------

(1) 53 weeks.


                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

(FOOTNOTES CONTINUED FROM PREVIOUS PAGE)



(2) In December 1997, we adopted Statement of Financial Accounting Standards
    (SFAS) No. 128, "Earnings Per Share." The statement specifies the computation, presentation and disclosure requirements for earnings per share
    (EPS) and diluted earnings per share (DEPS). The statement requires retroactive adoption for all prior periods presented.


    Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that common stock equivalents are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision and (c) revising the contingent share provisions and the supplemental EPS data requirements.

    The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with any convertible debt.

                                  THE OFFERING


    We are offering 800,000 shares of our post-recapitalization Common Stock (or, if our stockholders do not approve a merger which will result in the recapitalization, 3,000,000 shares of our pre-recapitalization Common Stock) to holders of Rights which we distributed to our stockholders. We are distributing to our stockholders one Right for each 41.16 shares of Common Stock, one Right for each 16.07 shares of Series A Preferred Stock and 12.7823 Rights for each share of Series B Preferred Stock, except that we are not issuing fractional Rights. The Rights are evidenced by Rights Certificates, which are being mailed to our stockholders of record on October 5, 1998 (except as discussed under "The Offering--Foreign Restrictions and Restrictions in Certain States").



    A HOLDER OF RIGHTS MAY PURCHASE ONE SHARE OF POST-RECAPITALIZATION COMMON STOCK FOR EACH RIGHT AT A SUBSCRIPTION PRICE OF $13.00 PER SHARE. If our stockholders do not approve the merger which will result in a recapitalization of our stock, a holder of Rights may purchase 3.75 shares of pre-recapitalization Common Stock for each Right at a subscription price of $3.467 per share (a total of $13 per Right). The Rights are transferable and may be exercised at any time before 5:00 P.M., New York City time, on November 30, 1998, or on a later date if we extend the offer (the "Expiration Time"). At the Expiration Time, all unexercised Rights will terminate and all Rights Certificates will become void.


OVERSUBSCRIPTION PRIVILEGE


    Any holder of Rights who exercises all the Rights evidenced by a Rights Certificate will have the privilege to subscribe for additional shares which are offered to holders of Rights but are not purchased through exercise of Rights. There is no limit to the number of shares as to which a holder may oversubscribe. If there are not sufficient shares to fill all oversubscriptions, the shares which are available will be allocated among people who elect to oversubscribe in proportion to the respective numbers of shares for which they elect to oversubscribe. To exercise the oversubscription privilege, a person must complete the appropriate block on the Rights Certificate. People who exercise the oversubscription privilege will be notified by mail (or, if they have provided facsimile numbers, by facsimile) of the numbers of shares of Common Stock they have purchased through exercise of the oversubscription privilege. Payments for those shares must be made within 10 days after the notice is mailed (or sent by facsimile). If payment with regard to an oversubscription is not received by the Subscription Agent by 5:00 P.M. New York City time on the last day of that 10 day period, the oversubscription will be canceled. Three funds ("Three Cities Investors") advised by Three Cities Research, Inc. ("Three Cities") have agreed to purchase all shares which are the subject of oversubscriptions which are canceled because payment is not made within the 10 day period.


HOW TO EXERCISE RIGHTS

    To exercise Rights, a person must mail or deliver to the Subscription Agent a properly executed Rights Certificate, together with payment in full of the exercise price of $13.00 per post-recapitalization share (or $13.00 per 3.75 pre-recapitalization shares) as to which Rights are exercised. Except as described under "The Offering--Late Delivery of Rights," Rights Certificates must arrive on or before the Expiration Date and we will not honor any subscriptions received after the Expiration Date. A holder must pay the exercise price in United States dollars in cash, by certified or bank cashier's check, or by wire transfer of good funds, payable to the order of the Subscription Agent. Once a holder has exercised a Right, the exercise is irrevocable. We will deliver certificates representing the shares purchased upon exercise of Rights as soon as practicable after the Expiration Date.

    The Subscription Agent is American Stock Transfer and Trust Company. The address to which Rights Certificates and payments should be mailed or delivered is:



IF BY MAIL OR BY HAND:                            IF BY FACSIMILE:
------------------------------------------------  -------------------------
American Stock Transfer and Trust Company         (for Eligible
40 Wall Street                                    Institutions Only)
46th Floor                                        718-234-5001
New York, New York 10005



    The Subscription Agent's telephone number is: 1-800-937-5449, Attention:
Shareholder Services Department.


    You should read the instructions in the Rights Certificate and follow them carefully. Do not send Rights Certificates or payment to the Company. Except as described under "The Offering--Late Delivery of Rights," no exercise of Rights will be accepted until the Subscription Agent has received a duly executed Rights Certificate and payment of the exercise price. You, not the Company or the Subscription Agent, will bear the risk of delivery of Rights Certificates and payments to the Subscription Agent. We recommend that, if you use the mail to exercise Rights, you use insured, registered mail. You should direct any questions or requests for assistance concerning the method of subscribing for shares or for additional copies of this Prospectus to the Subscription Agent.

    We will resolve all questions as to the validity, form, eligibility and acceptance of any exercise of Rights, and our determination will be final. We may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as we may determine, or reject any exercise of a Right which we determine to have been made improperly.

LATE DELIVERY OF RIGHTS

    If on or before the Expiration Date, the Subscription Agent receives the full exercise price of Rights together with a letter or telegraphic guaranty from a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program that the Rights Certificate evidencing the Rights will be delivered to the Subscription Agent within three New York Stock Exchange trading days after the Expiration Date, the exercise of Rights will be accepted, subject to receipt of the properly executed Rights Certificate within the three New York Stock Exchange trading days.

PURCHASE AND SALE OF RIGHTS


    The Rights are transferable and are expected to be traded on the Nasdaq SmallCap Market and in the over-the-counter market. If you want to sell Rights, either you may sell them directly or you may deliver the Rights to the Subscription Agent, who will sell them on your behalf at prevailing market prices. Rights may be transferred at the office of the Subscription Agent. Prior to this Offering, there has been no public market for the Rights.


FOREIGN RESTRICTIONS AND RESTRICTIONS IN CERTAIN STATES


    Rights Certificates were not mailed to our stockholders whose record addresses are outside the continental United States or Canada, or are APO or FPO addresses. The Subscription Agent is holding the Rights to which those Rights Certificates would have related for those stockholders' accounts until the Subscription Agent receives instructions to sell or transfer the Rights. Unless the Subscription Agent receives instructions from holders by 12:00 Noon New York City time on November 18, 1998, the Subscription Agent will sell those stockholders' Rights, together with the Rights of stockholders whose addresses are not known by the Subscription Agent, and remit the net proceeds to the stockholders (or hold them for stockholders whose addresses are not known).


    The Subscription Agent will also retain the Rights Certificates which otherwise would have been mailed to our stockholders who have addresses of
record in the states of         ,         , or

          , in which the Offering is not permitted to be made, and will hold the Rights to which those Rights Certificates relate for the accounts of those stockholders until the Subscription Agent receives instructions to sell or transfer the Rights. If the Subscription Agent does not receive instructions from a stockholder by 12:00 Noon New York City time on November 18, 1998, the Subscription Agent will sell that stockholder's Rights and will remit the net proceeds to the stockholder. If we are subsequently permitted to make the Offering in any of those states, the Subscription Agent will promptly mail the Rights Certificates to stockholders with addresses in the states in which the Offering becomes permissible, unless it has already sold their Rights. The Company will not accept exercises of Rights by people with addresses in any state in which the Offering is not permitted, and if any of those people presents Rights Certificates for exercise, the Subscription Agent will retain the Rights Certificates and apply the procedures set forth above to the Rights they represent.


EXERCISE PROCEEDS

    The Subscription Agent will retain all funds it receives from the exercise of Rights until the Expiration Time. If the Offering is cancelled or terminated for any reason, the Subscription Agent will return to each person who exercised Rights all funds it is holding for that person's account. No interest will be paid on funds returned due to cancellation of the Offering. Funds the Subscription Agent receives from exercises of the oversubscription privilege will be paid to the Company as they are received.

TAX CONSEQUENCES

    Rogers & Wells LLP has advised the Company that under the Internal Revenue Code of 1986, as amended, and the Regulations under it, as currently in effect, and applicable court decisions, the Federal income tax consequences to holders of our stock with respect to the Offering will be as follows:

    1. NEITHER THE DISTRIBUTION OF RIGHTS TO OUR STOCKHOLDERS NOR THE EXERCISE OF RIGHTS BY THEM WILL BE TAXABLE TO OUR STOCKHOLDERS.

    2. The basis of a Right will be (a) to a holder of our stock to whom the Right is issued, a portion of the stockholder's basis in the shares with regard to which the Right was issued determined by allocating that basis between the shares and the Rights on the basis of their respective market values immediately after the Rights are issued (except that, if the market value of the Rights immediately after they are issued is less than 15% of the market value of the shares with respect to which they are issued, none of the basis in the shares will be allocated to the Rights and the basis in the Rights will be zero), and (b) to anyone who purchases a Right in the market, the purchase price of the Right.


    3. The holding period of a Right we issue to a holder of our stock will include the period the stockholder held the stock with respect to which the Right was issued. The holding period of a Right purchased in the market will begin on the date of the purchase.



    4. Any gain or loss on sale of a Right will be treated as a capital gain or loss if the Right is a capital asset in the hands of the seller. A Right issued with regard to our stock will be a capital asset in the hands of the person to whom it is issued if our stock is a capital asset in the hands of that person.


    5. If a Right is exercised, the basis of the Common Stock issued to the holder who exercises the Right will include the holder's basis in the Right and the amount paid upon exercise of the Right.

    6. If a Right is exercised, the holding period of the Common Stock acquired by exercising the Right will begin on the day the Right is exercised.

    What is said above is only a summary of the applicable Federal income tax law. It does not discuss any state or local tax consequences or any consequences under the law of any jurisdiction outside the United States. It also does not discuss special tax considerations which may apply to particular taxpayers. People who receive Rights or are considering exercising, acquiring or selling Rights should consult their own tax advisors concerning the tax consequences of doing so.

                                  RISK FACTORS

    THERE ARE A NUMBER OF FACTORS ABOUT THE COMPANY OF WHICH A PERSON WHO IS CONSIDERING EXERCISING RIGHTS SHOULD BE PARTICULARLY AWARE. THEY INCLUDE THE
FOLLOWING:

    SIGNIFICANT NET LOSSES


    We have incurred net losses most years since we were formed in 1994, and General Textiles, our principal operating subsidiary, has incurred significant losses since its inception in 1987. Those losses led General Textiles to commence a proceeding under Chapter 11 of the Bankruptcy Code in 1992. We had net losses of $40.9 million, $6.2 million and $9.8 million, after payment of preferred stock dividends, in fiscal 1996 and 1997 and the twenty-six weeks ended August 1, 1998. But see "Risk Factors--Seasonality." There is no assurance that we will have profits in any future periods.


    SIGNIFICANT WRITE-OFFS DURING YEAR ENDED FEBRUARY 1, 1997


    During the year ended February 1, 1997 (our fiscal 1996), we had significant write-offs and unusual charges. The largest of these was a $9.2 million charge relating to termination of employment of our former senior management and principal stockholders and benefits they received as a result of, or in connection with, that termination of employment. Another $8.4 million was a write-off of goodwill which had arisen when we acquired Factory 2-U, Inc., because subsequent operating results caused us to determine that goodwill was impaired. Additional charges related to inventory, both because of obsolescence and because of higher inventory shrinkage, which the Company believes was related primarily to its integration of Factory 2-U. Also, there were charges of $2.8 million to increase the liability for future payment of notes issued under General Textiles' 1993 Plan of Reorganization (reflecting an acceleration of our estimate of when the notes would be paid, and therefore, an increase in their discounted value), $1.9 million to write-off capitalized costs of a public offering which did not take place, $1.5 million as an allowance for store closings and $0.5 million to write-off of capitalized store pre-opening costs.


    MARKET FOR THE RIGHTS


    We expect that the Rights will be traded on the Nasdaq SmallCap Market. We cannot be sure an active market for Rights will develop.


    EXERCISE PRICE OF THE RIGHTS EXCEEDS RECENT MARKET PRICE OF COMMON STOCK


    The exercise price of the Rights was determined by our Board of Directors based primarily upon its view of the value of our Common Stock. That price is higher than the highest price at which our Common Stock has traded for almost four years, even taking account of the fact that the recapitalization could be viewed as effecting a 1-for-3.75 reverse split of our Common Stock. On June 1, 1998, which was the day before we announced the proposed merger with General Textiles and resulting recapitalization, as well as the offering made by this Prospectus, the last reported sale price of our Common Stock was $3.092 and 3.75 times that price would be $11.595. The last reported sale price of our Common Stock on October 9, 1998 was $1.72, and 3.75 times that price would be $6.45. Three of the seven members of our Board of Directors are (and were when the exercise price of the Rights was determined) designees of Three Cities, which advises investors which own 18% of our Common Stock and 88% of our Series B Preferred Stock. Three of these investors (i.e., the three Three Cities Investors), which own 15% of our Common Stock and 63.4% of our Series B Preferred Stock, have committed to exercise all the Rights they will receive as stockholders and to oversubscribe so they will acquire all the shares offered to other holders of Rights, to the extent those shares are not purchased through exercise of Rights or exercise by persons in addition to the three Three Cities Investors of the oversubscription privilege included in Rights. While this indicates that Three Cities believes the exercise price of the Rights represents at least a fair price to pay for our Common Stock, it is nonetheless possible that the trading price of our Common Stock will continue to be less than the exercise price of the Rights. If that is the case, it would be less expensive for someone who wanted to acquire our Common Stock (or increase the person's holding of our Common Stock) to buy our Common Stock in the market than to obtain it by exercising Rights.

    POSSIBILITY THAT THE GENERAL TEXTILES MERGER WILL NOT TAKE PLACE


    Our merger with General Textiles must be approved both by holders of a majority of our Common Stock and Series B Preferred Stock, voting together as a single class, and by holders of a majority of our Series A Preferred Stock, voting as a separate class. Because the three Three Cities Investors have committed to vote in favor of the merger, approval by the holders of our Common Stock and Series B Preferred Stock is assured. However, approval by the holders of our Series A Preferred Stock is not assured, and if holders of a majority of the outstanding Series A Preferred Stock do not vote in favor of the merger, the merger will not take place. In addition to owning all General Textiles' outstanding stock, we own General Textiles Subordinated Notes with a current principal balance of $11.8 million. If we merge with General Textiles, the Subordinated Notes we own will, in effect, be eliminated. If that merger does not take place, the General Textiles stock and Subordinated Notes we own will continue to be outstanding. See "Capitalization." However, General Textiles may offer to exchange its common stock for any or all of our outstanding stock and the three Three Cities Investors, have said they will exchange all their Common Stock and Series B Preferred Stock for General Textiles common stock. The exchange by the three Three Cities Investors alone would reduce our ownership of General Textiles to 74% or less of its outstanding common stock. The percentage of the General Textiles common stock we own would be even less than that to the extent stockholders in addition to the three Three Cities Investors exchange our stock for General Textiles common stock, or to the extent the three Three Cities Investors increase their holdings of our Common Stock through exercise of the over-subscription privilege. Also, if our merger with General Textiles does not take place, and therefore General Textiles makes an exchange offer for our stock, we will exchange some of our General Textiles stock for our stock which General Textiles acquires through the exchange offer. That will probably reduce our holding of General Textiles common stock to less than a majority. See "The Restructuring of our Capitalization".


    COMPETITION


    Our stores compete with large discount retail chains (such as Wal-Mart, K-Mart, Mervyn's and Target) and regional off-price chains (such as MacFrugal's), many of which are better known and have substantially greater resources than our two chains. While our off-price marketing strategy differs from the strategy of most of our competitors, many of our competitors could, if they wanted to do so, compete directly with us in offering merchandise targeted at the typical Family Bargain Center and Factory 2-U customers. See "Business--Operations--Competition."


    SEASONALITY

    Our business is seasonal in nature, with its highest levels of sales in the "Back-to-School" (August and September) and Christmas (November and December) seasons. Because of this, our working capital requirements fluctuate during the year and are highest between mid-summer and the beginning of the Christmas season. The seasonality of our business makes it particularly difficult to predict our full year results on the basis of interim results during our first and second fiscal quarters.

    POTENTIAL ANTI-TAKEOVER EFFECTS OF RIGHTS PLAN AND CLASSIFIED BOARD OF
     DIRECTORS; POSSIBLE ISSUANCES OF PREFERRED STOCK

    We have a Shareholder Rights Plan which could substantially dilute the holdings of anyone who acquires 15% or more of our Common Stock without approval of our Board of Directors. This may deter or substantially delay mergers, tender offers or other possible takeover attempts, even if they are favored by a majority of our stockholders. See "Description of Capital Stock--Shareholder Rights Plan." Also, our Board of Directors is "classified," with only one-third of the directors coming up for election each year. The existence of a classified board may deter or delay mergers, tender offers or other possible takeover attempts favored by holders of a majority of our stock. In addition, our Board of Directors can authorize us, without stockholder action, to issue preferred stock with whatever rights and preferences (and subject to whatever limitations) the Board may determine. The Board could authorize the issuance of a preferred stock at a time, and with terms, which would discourage a tender offer or other takeover attempt. Finally, investors advised by Three Cities own a majority in voting power of our stock, and therefore it would be difficult or impossible for anyone to acquire us if the investors advised by Three Cities (or most of them) did not favor the acquisition. Anything which makes an acquisition of us more difficult could reduce the price investors will be willing to pay for our Common Stock.



    FAILURE TO MEET NASDAQ LISTING REQUIREMENT



    The Nasdaq Stock Market has told us that we do not meet the requirement for continued listing on the Nasdaq SmallCap Market. The recapitalization resulting from the merger will cure this by raising our market capitalization to well above $35 million. Even if the merger does not take place, at the current prices of our Common Stock and Series A Preferred, after the Offering, our market capitalization will be above $35 million, and we will be eligible for continued listing on the Nasdaq SmallCap Market. However, if our stock prices should fall significantly below their current levels, our market capitalization might fall below $35 million despite the sale of shares in the Offering. If that occurred, our Nasdaq SmallCap Market listing probably would be terminated. If our Common Stock is not listed on the Nasdaq SmallCap Market, any trades will have to take place in the over the counter market or in other markets (such as the Nasdaq Over-the-Counter Bulletin Board or regional securities exchanges), if any, in which our Common Stock may be traded.


    SHARES ELIGIBLE FOR FUTURE SALE


    After completion of the Offering, the shares issued to holders of Rights will be freely tradeable without restriction under the Securities Act of 1933, except for shares acquired by "affiliates," as that term is defined in Rule 144 under the Securities Act. Under Rule 144, each affiliate will be permitted to sell in ordinary brokerage transactions in any three month period a number of shares of Common Stock equal to the greater of one percent of the outstanding Common Stock or the average weekly trading volume in our Common Stock during the four weeks preceding notice to the Securities and Exchange Commission that the affiliate intends to sell some of our Common Stock, subject to certain limitations and other requirements of Rule 144. Sales of substantial amounts of our Common Stock, or the perception that such sales could occur, could adversely affect the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities.


FORWARD-LOOKING STATEMENTS

    Certain statements in this Prospectus, or in documents incorporated into this Prospectus, are forward-looking statements. Those forward-looking statements are subject to uncertainties that may cause the actual results to differ from the results anticipated by the forward-looking statements. Factors which may cause actual results to differ from those anticipated by forward looking statements include, among others, general economic and business conditions, both nationally and in the regions in which we operate; government regulations (including regulations regarding temporary immigration of agricultural workers and minimum wages of agricultural and other workers); claims asserted against us; competition; changes in our business strategy or development plans; difficulties attracting and retaining qualified personnel; and the other factors described under the caption "Risk Factors," or in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Annual Report on Form 10-K and our Quarterly Report on Form 10-Q.

                                  THE COMPANY


    We operate a chain of 112 Family Bargain Center off-price retail apparel and housewares stores in California, Nevada, New Mexico, Oregon, and Washington and a similar chain of 51 Factory 2-U off-price retail apparel and housewares stores in Arizona, Nevada, New Mexico and Texas.



    We acquired General Textiles (the predecessor of our principal operating subsidiary) in 1993, while it was operating under Chapter 11 of the Bankruptcy Code. At that time, General Textiles was operating only the Family Bargain Center chain. Between December 31, 1992 and March 1, 1998, the Family Bargain Center chain expanded from 108 stores in four states to 124 stores in six states. In November 1995, we acquired Factory 2-U, Inc. and began to coordinate the purchasing, warehousing and delivery operations for the Family Bargain Center and Factory 2-U chains. Between November 1995 and March 1998, the Factory 2-U chain increased from 33 stores in three states to 38 stores in three states. Subsequently, we have converted a number of Family Bargain Center stores into Factory 2-U stores. On September 1, 1998, we had 112 Family Bargain Center stores in six states and 51 Factory 2-U stores in five states. We expect increasingly to focus on the Factory 2-U chain. In July 1998, we merged General Textiles and Factory 2-U, Inc. into a new General Textiles, Inc., which now operates both chains.



    Family Bargain Center and Factory 2-U stores both sell primarily first quality, in-season clothing for men, women and children and homegoods at prices which generally are lower than the prices of competing discount and regional off-price stores. The price of most items in our stores is below $35. The two chains sell merchandise at bargain prices by purchasing in-season, excess inventory and close-out merchandise at substantial discounts from normal wholesale prices and by setting retail prices which pass along the savings to their customers.


    Both Family Bargain Center stores, which average 12,000 square feet, and Factory 2-U stores, which average 17,350 square feet, are designed in a self-service format that affords easy access to merchandise displayed on bargain tables, hanger racks and open shelves. Stores are stocked with new merchandise at least weekly. Prices are clearly marked, often with a comparable retail price. Most stores display signs in English and Spanish and are staffed with bilingual personnel. Store atmosphere is enhanced by the playing of locally popular music, the use of brightly colored pennants and occasional festive outdoor promotions.

    Our target market consists primarily of low-income families, including agricultural, service and other blue collar workers, a significant portion of whom are of Hispanic origin or members of other ethnic groups. The Company's store merchandising selection, everyday low price strategy and store format are designed to reinforce the concept of value and enhance the customers' shopping experience while maximizing inventory turns.


    Our principal office is at 4000 Ruffin Road, San Diego, CA 92123. Our telephone number is 619-627-1800.


                    THE RESTRUCTURING OF OUR CAPITALIZATION


    Our offer to sell Common Stock to holders of Rights is one step in a restructuring of our capitalization, the results of which have been, or will be, to (1) cause all our business activities to be conducted by a single operating company, (2) exchange $22,235,098 of notes which had been issued in 1993 as part of General Textiles' reorganization plan, and which could absorb a substantial portion of General Textiles' cash flow, for $20,585,098 of fixed payment notes plus Common Stock and warrants, (3) provide approximately $10,100,000 of net stock sale proceeds, which will be used to redeem $3,250,000 of the fixed payment notes before they begin to require substantial interest payments, to pay the costs of the recapitalization and to increase our working capital, and (4) if our stockholders give necessary approvals, cause our Series A Preferred Stock and Series B Preferred Stock to be converted into Common Stock while, in effect, carrying out a reverse split of our Common Stock. If our stockholders do not approve the transaction which will convert the Series A Preferred Stock and Series B Preferred Stock into Common Stock, we may cause our subsidiary, General Textiles, Inc., to make an exchange offer to our stockholders which will result in at least a substantial portion of our Common Stock, Series A Preferred Stock and Series B Preferred Stock being exchanged for General Textiles common stock. The steps in this restructuring and recapitalization, some of which have already been completed are as follows:


- On April 30, 1998, General Textiles issued (i) $3,250,000 principal amount of Subordinated Notes due 2003 in satisfaction of $4,900,000 principal amount of Subordinated Reorganization Notes, and (ii) $17,335,097.65 principal amount of Junior Subordinated Notes due 2005, as well as 75,000 shares of our Common Stock and warrants entitling the holders to purchase 274,418 shares of our pre-recapitalization Common Stock for $6.00 per share, in satisfaction of $17,335,097.65 principal amount Junior Subordinated Reorganization Notes.

- On July 31, 1998, we merged Factory 2-U, Inc. and the corporation that was then General Textiles into a new Delaware corporation, General Textiles, Inc., in a transaction in which we, as the sole stockholder of both Factory 2-U, Inc. and General Textiles, received all the shares of General Textiles, Inc.


- We are distributing to our stockholders transferrable Rights entitling holders to purchase a total of 800,000 shares of our post-recapitalization (i.e., post-merger with General Textiles, Inc.) Common Stock for $13.00 per share (or 3,000,000 shares of our pre-recapitalization Common Stock for $3.75 per share if our stockholders do not approve a merger of General Textiles, Inc. into us) on or before November 30, 1998, or a later date if we extend the offer. This Prospectus relates to the offering of Common Stock to holders of Rights. Our stockholders are receiving one Right for each
    41.16 shares of Common Stock, one Right for each 16.67 shares of Series A Preferred Stock and 12.7823 Rights for each share of Series B Preferred Stock. The Rights provide that any holder who exercises the Rights evidenced by a Rights Certificate may "oversubscribe" to purchase, in addition to the shares as to which the Rights are exercised, up to any specified number of shares of Common Stock which are offered to holders of Rights but are not purchased through exercise of Rights, with the total number of shares as to which Rights are not exercised to be allocated among people who exercise the oversubscription privilege on the basis of the respective numbers of shares as to which they exercise the oversubscription privilege. The three Three Cities Investors, which have received Rights to purchase 305,490 post-recapitalization (or 1,145,587 pre-recapitalization) shares of Common Stock, have committed to exercise the Rights they received, and to exercise their oversubscription privilege as to 494,510 post-recapitalization (or 1,854,413 pre-recapitalization) shares of Common Stock (the entire number of shares subject to Rights which are being issued to our stockholders other than the three Three Cities Investors). Therefore, all 800,000 post-recapitalization (or 3,000,000 pre-recapitalization) shares of Common Stock which are being offered to holders of Rights will be purchased, even if no one but the three Three Cities Investors exercises Rights.



- At a meeting to be held on November 23, 1998, our stockholders will be asked to vote upon a merger of General Textiles, Inc. (the current General Textiles) into us, in which, among other things, (i) each outstanding share of our pre-recapitalization Common Stock will be converted into .30133 shares of post-recapitalization Common Stock, (ii) each outstanding share of our Series A Preferred Stock will be converted into one share of post-recapitalization Common Stock, and (iii) each outstanding share of our Series B Preferred Stock will be converted into 173.33 shares of post-recapitalization Common Stock. These conversion ratios are essentially the same as though (a) each share of pre-recapitalization Common Stock were converted into 1.13 shares of Common Stock, (b) each share of Series A Preferred Stock were converted into 3.75 shares of Common Stock, (c) each share of Series B Preferred Stock were converted into 650 shares of Common Stock and (d) there were a 1-for-3.75 reverse split of the Common Stock. The merger will also change our name to Factory 2-U Stores, Inc. The merger must be approved by the holders of a majority in voting power of our Common Stock and Series B Preferred Stock, voting as a single class, and by the holders of a majority of the outstanding Series A Preferred Stock voting as a separate class. If the merger is approved, it will take place on or shortly after the day of the meeting at which it is approved.

-  If the merger with General Textiles Inc. is not approved by our stockholders:

    - Each Right will entitle the holder to purchase 3.75 shares of pre-recapitalization Common Stock for $3.467 per share (a total of $13 per Right).


    - General Textiles may (but will not be committed to) make an exchange offer in which holders of all three classes or series of our stock will be given the opportunity to exchange their Family Bargain stock for General Textiles common stock, at the rate of .30133 shares of General Textiles common stock for each share of our Common Stock, one share of General Textiles common stock for each share of our Series A Preferred Stock and
      173.33 shares of General Textiles common stock for each share of our Series B Preferred Stock. If General Textiles makes the exchange offer, the three Three Cities Investors will exchange all their Family Bargain Common Stock and Series B Preferred Stock for a total of 4,303,923 shares of General Textiles common stock (or a higher number of shares if the three Three Cities Investors purchase additional shares of our Common Stock by exercising the oversubscription privilege in their Rights). If no shares of our stock owned by anyone other than the three Three Cities Investors were exchanged, the issuance of General Textiles common stock to the three Three Cities Investors as a result of the exchange offer would reduce our ownership of General Textiles to 74% or less of its common stock. Any exchanges of our stock by other stockholders would further reduce our percentage ownership of General Textiles. Our interest in General Textiles and $11.8 million of Subordinated Notes from General Textiles (which are carried at their discounted value of $11.25 million) would be our only significant assets. Because it is unlikely General Textiles will pay dividends on its common stock which are sufficient to provide the funds we need to meet our obligations with regard to our debts and expenses and pay dividends on the Series A Preferred Stock which is not exchanged (to do so, General Textiles would have to pay the same per share dividend with regard to the shares we do not own as it pays to us), our principal (and perhaps our only) source of funds with which to meet our obligations with regard to our debts and expenses, and with regard to the Series A Preferred Stock, would be payments we receive under the General Textiles Subordinated Notes, and if they are not sufficient, proceeds of sales of some of our General Textiles stock.



    - If General Textiles makes the exchange offer, as promptly as possible after the exchange offer terminates, we will hold a stockholders meeting at which our stockholders will (x) elect new directors (who will not include anyone affiliated with Three Cities) and (y) be asked to vote upon a proposal to exchange shares of General Textiles which we own for the shares of our stock which General Textiles acquired through the exchange offer. In the exchange of shares, we would give General Textiles, in exchange for all our shares which General Textiles owns, a number of shares of General Textiles stock equal to (i) the number of shares General Textiles issues as a result of the exchange offer to acquire the shares it transfers back to us and (ii) a number of shares of General Textiles stock which reflects the extent to which the existence of the General Textiles Subordinated Notes we hold reduces the value of General Textiles common stock below what it would be if those Subordinated Notes were not outstanding. At the stockholders meeting, General Textiles would vote its Common Stock and Series B Preferred Stock pro rata with our other stockholders with regard to the election of directors, but would vote all our stock which it owns in favor of the proposal to exchange some of our General Textiles common stock for our stock which General Textiles owns. That exchange would eliminate the interlocking relationship in which we may own as much as 74% of General Textiles common stock and General Textiles would own at least 53.3% in voting power of our Common Stock and Series B Common Stock. However, it would reduce our ownership of General Textiles to less than 50%.


                                USE OF PROCEEDS

    We will receive estimated net proceeds of $10,100,000 from the sale of Common Stock to people who exercise Rights (including the oversubscription privilege). We will use $3,250,000 of that amount to redeem our Subordinated Notes due 2003. We will add the remainder of the net proceeds to our working capital.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of August 1, 1998, and as adjusted to give effect to (a) either (i) the conversion of pre-recapitalization Common Stock, Series A Preferred Stock and Series B Preferred Stock, into post-recapitalization Common Stock, and the sale of 800,000 shares of Common Stock on exercise of Rights, if the Merger with General Textiles is approved or (ii) the sale of 3,000,000 shares of Common Stock on exercise of Rights, if the Merger with General Textiles is not approved and (b) application of a portion of the proceeds of sale of the Common Stock to redeem our Subordinated Notes due 2003 as described under "Use of Proceeds."



                                                                                  (UNAUDITED; IN THOUSANDS)
                                                                            -------------------------------------
                                                                              ACTUAL     AS ADJUSTED  AS ADJUSTED
                                                                             AUGUST 1,      WITH        WITHOUT
                                                                               1998       GT MERGER    GT MERGER
                                                                            -----------  -----------  -----------
DEBT:
  Revolving credit notes..................................................   $  26,991    $  26,991    $  26,991
  Long-term debt, including current maturities............................      17,993       14,743       14,743
  Capital lease and other long-term obligations...........................       6,172        6,172        6,172
                                                                            -----------  -----------  -----------
    Total debt............................................................      51,156       47,906       47,906
                                                                            -----------  -----------  -----------
STOCKHOLDERS' EQUITY:
  Series A convertible preferred stock, $.01 par value, 4,500,000 shares authorized, 3,638,690 shares issued and outstanding (aggregate
    liquidation preference of $36,387)....................................          36           --           36
  Series B junior convertible, exchangeable preferred stock, $.01 par value, 40,000 shares authorized, 35,360 shares issued and outstanding
    (aggregate liquidation preference of $43,360).........................          --           --           --
  Common Stock, $.01 par value, 80,000,000 shares authorized, 5,004,122,
    12,075,381, and 8,004,122 shares issued and outstanding...............          50          121           80
  Additional paid-in capital..............................................      89,618       99,773       99,778
  Stock subscription notes receivable.....................................      (4,087)      (4,087)      (4,087)
  Accumulated deficit.....................................................     (75,954)     (75,954)     (75,954)
                                                                            -----------  -----------  -----------
    Total stockholders' equity............................................       9,663       19,853       19,853
                                                                            -----------  -----------  -----------
    Total debt and stockholders' equity...................................   $  60,819    $  67,759    $  67,759
                                                                            -----------  -----------  -----------
                                                                            -----------  -----------  -----------

                                    PART II.
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Registration Fee..................................................  $   4,310
Printing and Engraving Expenses...................................    100,000
Legal Fees and Expenses...........................................    100,000
Blue Sky Fees and Expenses........................................     10,000
Accountant's Fees and Expenses....................................     30,000
Miscellaneous.....................................................     55,690
                                                                    ---------
    Total.........................................................  $ 300,000
                                                                    ---------
                                                                    ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's By-laws provide for indemnification of directors, officers, employees and agents, among other things, in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are directors, officers, employees or agents of the Company, if they acted in good faith and in a manner they believed to be in or not opposed to the best interests of the Company and, with respect to a criminal action or proceedings, if they had no reasonable cause to believe the action or proceedings, if they had no reasonable cause to believe the action was unlawful.

    Family Bargain Company carries directors' and officers' liability insurance that covers certain liabilities and expenses of the Company's directors and officers.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS

    (a) All financial statements, schedules and historical financial information have been omitted as they are not applicable.

    (b) Exhibits

 2.1       Plan and Agreement of Merger dated June 18, 1998 between Family Bargain
           Corporation and General Textiles, Inc.

 5.        Opinion of Rogers & Wells LLP*

 8         Opinion of Rogers & Wells LLP with respect to tax matters*

10.1       Stock Purchase Agreement, dated as of August 29, 1995, among the Registrant, certain shareholders of Capin Mercantile Corporation and Sellers Agent ("F2U
           Sellers") (1-Exhibit 10.1)

10.2       Amendment to Stock Purchase Agreement, dated November 10, 1995, between the
           Registrant and F2U Sellers (3-Exhibit 10.2)

10.3(a)    Loan and Security Agreement dated as of October 14, 1993, between General
           Textiles and Greyhound Financial Capital Corporation (1-Exhibit 10.15)

10.3(b)    Amendment No. 1 to Loan and Security Agreement, dated as of July 14, between
           General Textiles and Greyhound Financial Capital Corporation (2-10.15(3))

10.3(c)    Amendment No. 5 to Loan and Security Agreement, dated April 18, between General
           Textiles and Finova Capital Corporation (4-10.15(b))

10.3(d)    Amendment No. 6 to Loan and Security Agreement, dated July 10, 1996, between
           General Textiles and Finova Capital Corporation (5-Exhibit 10.15(c))

10.3(e)    Amendment No. 7 to Loan and Security Agreement, dated December 31, 1996, between General Textiles and Finova Capital Corporation (5-Exhibit 10.15(d))

10.3(f)    Amendment No. 8 to Loan and Security Agreement, dated April 23, 1997, between
           General Textiles and Finova Capital Corporation (6-Exhibit 10.2(b))

10.3(g)    Amendment No. 9 to Loan and Security Agreement, dated May 30, 1997, between
           General Textiles and Finova Capital Corporation (6-Exhibit 10.1(b))

10.3(h)    Amendment No. 10 to Loan and Security Agreement, dated September 24, 1997, between General Textiles and Finova Capital Corporation (7-Exhibit 10.2)

10.4(a)    Loan and Security Agreement dated November 13, 1995 between Factory 2-U and
           Finova Capital Corporation (4-Exhibit 10.30(a))

10.4(b)    Amendment No. 1 to Loan and Security Agreement, dated April 18, 1996, between
           Factory 2-U, Inc. and Finova Capital Corporation (4-Exhibit 10.30(b))

10.4(c)    Amendment No. 2 to Loan and Security Agreement, dated April 22, 1996, between
           Factory 2-U, Inc. and Finova Capital Corporation (5-Exhibit 10.30(c))

10.4(d)    Amendment No. 3 to Loan and Security Agreement, dated July 10, 1996, between
           Factory 2-U, Inc. and Finova Capital Corporation (5-Exhibit 10.30(d))

10.4(e)    Amendment No. 4 to Loan and Security Agreement, dated December 31, 1996, between Factory 2-U, Inc. and Finova Capital Corporation (5-Exhibit 10.30(e))

10.4(f)    Amendment No. 5 to Loan and Security Agreement, dated April 23, 1997, between
           Factory 2-U, Inc. and Finova Capital Corporation (6-Exhibit 10.1(a))

10.4(g)    Amendment No. 6 to Loan and Security Agreement, dated May 30, 1997, between
           Factory 2-U, Inc. and Finova Capital Corporation (6-Exhibit 10.1(b))

10.4(h)    Amendment No. 7 to Loan and Security Agreement, dated May 30, 1997, between
           Factory 2-U, Inc. and Finova Capital Corporation (7-Exhibit 10.1)

10.4(i)    Modifications to Loan and Security Agreement, dated August 28, 1997 between
           Finova Capital Corporation and both General Textiles and Factory 2-U (6-Exhibit
           10.6)

10.5(a)    Acknowledgement and Reaffirmation (Re: Affiliate Debt, Management Fees,
           Intercreditor Agreement) dated as of April 23, 1997, between Family Bargain
           Corporation and Finova Capital Corporation (6-Exhibit 10.3(a))

10.5(b)    Acknowledgement and Reaffirmation (Re: Affiliate Debt, Management Fees,
           Intercreditor Agreement) dated as of September 24, 1997, between Family Bargain
           Corporation and Finova Capital Corporation (6-Exhibit 10.3(b))

10.6       Subordinated Promissory Note ($6.35 MM), dated as of April 30, 1997 between
           General Textiles and Family Bargain Corporation (6-Exhibit 10.5)

10.7       Subordination and Standstill Agreement (RE: $6.35 MM Debt), dated as of May 30,
           1997, between Family Bargain Corporation and Finova Capital Corporation
           (6-Exhibit 10.4)

10.8       Securities Purchase Agreement dated December 30, 1996 among Family Bargain
           Corporation, Three Cities Fund II, L.P., Three Cities Offshore II, C.V. and
           Terfin International Ltd. (5-Exhibit 2.4)

10.9       Note Exchange Agreement dated April 27, 1998 among General Textiles, Family
           Bargain Corporation, American Endeavour Fund Limited and London Pacific Life &
           Annuity Company.

10.10      Junior Subordinated Note Agreement dated April 30, 1998 among General Textiles,
           American Endeavour Fund Limited and London Pacific Life & Annuity Company.

10.11      Subordinated Note Agreement dated April 30, 1998 among General Textiles,
           American Endeavour Fund Limited and London Pacific Life & Annuity Company.

10.12      Form of Warrant dated April 30, 1998

10.13      Registration Rights Agreement dated April 30, 1998 among Family Bargain
           Corporation, American Endeavour Fund Ltd. and London Pacific Life Annuity
           Company.

10.14      Agreement dated June 18, 1998 of Three Cities Fund II L.P., Three Cities
           Offshore II C.V. and Quilvest American Equity Ltd. to exercise Rights and vote for merger.*

11.1       Computation of per share earnings.

13.1       Form 10-K for the year ended January 31, 1998.

13.2       Form 10-K/A amending Form 10-K for the year ended January 31, 1998.

13.3       Form 10-Q for the period ended May 2, 1998.

23.        Consents

           (a)  Rogers & Wells LLP (counsel)--included in Exhibit 5
           (b)  Arthur Andersen LLP (accountants)*
           (c)  KPMG Peat Marwick LLP (accountants)*

24         Powers of Attorney--on signature page.


------------------------

*   Filed with this amendment.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1, No. 33-77488 filed with the Commission on April 7, 1994.

(2) Incorporated by reference to General Textiles' Registration Statement on Form S-4, No. 33-92176 filed with the Commission on May 11, 1995.

(3) Incorporated by reference to the Registrant's Form 8-K and 8-K/A dated November 28, 1995.

(4) Incorporated by reference to the Registrant's Form 10-K/A for fiscal year ended January 27, 1996.

(5) Incorporated by reference to the Registrant's Form 10-K for fiscal year ended February 1, 1997.

(6) Incorporated by reference to the Registrant's Form 10-Q for the 13 weeks ended August 2, 1997.

(7) Incorporated by reference to the Registrant's Form 10-Q for the 13 weeks ended November 1, 1997.

ITEM 17. UNDERTAKINGS

    (a) As to documents subsequently filed that are incorporated by reference:

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section

13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and be governed by the final adjudication of such issue.

    (c) As to the Rights offering:

    The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, any transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 12th day of October, 1998.


                                FAMILY BARGAIN CORPORATION

                                BY:           /S/ JAMES D. SOMERVILLE
                                     -----------------------------------------
                                                James D. Somerville
                                               CHAIRMAN OF THE BOARD

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Searles, Jonathan W. Spatz and J. William Uhrig and each of them, as his or her true and lawful attorney-in-fact and agent, with sole power of substitution, to sign for him and in his or her name, in any and all capacities, all amendments (including post-effective amendments) to the Registration Statement to which this power of attorney is attached, and to file all such amendments and all exhibits to them and other documents to be filed in connection with them, with the Securities and Exchange Commission.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities and on the date indicated.


             NAME                          TITLE                    DATE
------------------------------  ---------------------------  -------------------

   /s/ JAMES D. SOMERVILLE      Chairman of the Board
------------------------------    (Principal Executive        October 12, 1998
     James D. Somerville          Officer)

    /s/ JONATHAN W. SPATZ       Executive Vice President
------------------------------    (Principal Financial and    October 12, 1998
      Jonathan W. Spatz           Accounting Officer)

      JOHN J. BORER III*        Director
------------------------------                                October 12, 1998
      John J. Borer III

       PETER V. HANDAL*         Director
------------------------------                                October 12, 1998
       Peter V. Handal

       RONALD RASHKOW*          Director
------------------------------                                October 12, 1998
        Ronald Rashkow

       MICHAEL SEARLES*         Director
------------------------------                                October 12, 1998
       Michael Searles

      J. WILLIAM UHRIG*         Director
------------------------------                                October 12, 1998
       J. William Uhrig

      H. WHITNEY WAGNER*        Director
------------------------------                                October 12, 1998
      H. Whitney Wagner

       THOMAS G. WELD*          Director
------------------------------                                October 12, 1998
        Thomas G. Weld



*By: /s/ JONATHAN W. SPATZ
    ----------------------------
    Jonathan W. Spatz
    Attorney-in-fact

                                 EXHIBIT INDEX

                                                                                                 SEQUENTIAL
 EXHIBIT                                                                                            PAGE
  NUMBER                                  DESCRIPTION OF EXHIBIT                                   NUMBER
----------  -----------------------------------------------------------------------------------  -----------

    2.1     Plan and Agreement of Merger dated June 18, 1998 between Family Bargain Corporation and General Textiles, Inc.

    5.      Opinion of Rogers & Wells LLP*

    8.      Opinion of Rogers & Wells LLP with respect to tax matters*

   10.1     Stock Purchase Agreement, dated as of August 29, 1995, among the Registrant, certain shareholders of Capin Mercantile Corporation and Sellers Agent ("F2U
            Sellers") (1-Exhibit 10.1)

   10.2     Amendment to Stock Purchase Agreement, dated November 10, 1995, between the
            Registrant and F2U Sellers (3-Exhibit 10.2)

   10.3(a)  Loan and Security Agreement dated as of October 14, 1993, between General Textiles and Greyhound Financial Capital Corporation (1-Exhibit 10.15)

   10.3(b)  Amendment No. 1 to Loan and Security Agreement, dated as of July 14, between
            General Textiles and Greyhound Financial Capital Corporation (2-10.15(3))

   10.3(c)  Amendment No. 5 to Loan and Security Agreement, dated April 18, between General
            Textiles and Finova Capital Corporation (4-10.15(b))

   10.3(d)  Amendment No. 6 to Loan and Security Agreement, dated July 10, 1996, between
            General Textiles and Finova Capital Corporation (5-Exhibit 10.15(c))

   10.3(e)  Amendment No. 7 to Loan and Security Agreement, dated December 31, 1996, between
            General Textiles and Finova Capital Corporation (5-Exhibit 10.15(d))

   10.3(f)  Amendment No. 8 to Loan and Security Agreement, dated April 23, 1997, between
            General Textiles and Finova Capital Corporation (6-Exhibit 10.2(b))

   10.3(g)  Amendment No. 9 to Loan and Security Agreement, dated May 30, 1997, between General
            Textiles and Finova Capital Corporation (6-Exhibit 10.1(b))

   10.3(h)  Amendment No. 10 to Loan and Security Agreement, dated September 24, 1997, between
            General Textiles and Finova Capital Corporation (7-Exhibit 10.2)

   10.4(a)  Loan and Security Agreement dated November 13, 1995 between Factory 2-U and Finova
            Capital Corporation (10-Exhibit 10.30(a))

   10.4(b)  Amendment No. 1 to Loan and Security Agreement, dated April 18, 1996, between
            Factory 2-U, Inc. and Finova Capital Corporation (10-Exhibit 10.30(b))

   10.4(c)  Amendment No. 2 to Loan and Security Agreement, dated April 22, 1996, between
            Factory 2-U, Inc. and Finova Capital Corporation (5-Exhibit 10.30(c))

   10.4(d)  Amendment No. 3 to Loan and Security Agreement, dated July 10, 1996, between
            Factory 2-U, Inc. and Finova Capital Corporation (5-Exhibit 10.30(d))

                                                                                                 SEQUENTIAL
 EXHIBIT                                                                                            PAGE
  NUMBER                                  DESCRIPTION OF EXHIBIT                                   NUMBER
----------  -----------------------------------------------------------------------------------  -----------
   10.4(e)  Amendment No. 4 to Loan and Security Agreement, dated December 31, 1996, between
            Factory 2-U, Inc. and Finova Capital Corporation (5-Exhibit 10.30(e))

   10.4(f)  Amendment No. 5 to Loan and Security Agreement, dated April 23, 1997, between
            Factory 2-U, Inc. and Finova Capital Corporation (6-Exhibit 10.1(a))

   10.4(g)  Amendment No. 6 to Loan and Security Agreement, dated May 30, 1997, between Factory
            2-U, Inc. and Finova Capital Corporation (6-Exhibit 10.1(b))

   10.4(h)  Amendment No. 7 to Loan and Security Agreement, dated May 30, 1997, between Factory
            2-U, Inc. and Finova Capital Corporation (7-Exhibit 10.1)

   10.4(i)  Modifications to Loan and Security Agreement, dated August 28, 1997 between Finova
            Capital Corporation and both General Textiles and Factory 2-U (6-Exhibit 10.6)

   10.5(a)  Acknowledgement and Reaffirmation (Re: Affiliate Debt, Management Fees,
            Intercreditor Agreement) dated as of April 23, 1997, between Family Bargain
            Corporation and Finova Capital Corporation (6-Exhibit 10.3(a))

   10.5(b)  Acknowledgement and Reaffirmation (Re: Affiliate Debt, Management Fees,
            Intercreditor Agreement) dated as of September 24, 1997, between Family Bargain
            Corporation and Finova Capital Corporation (6-Exhibit 10.3(b))

   10.5     Subordination and Standstill Agreement (RE: $6.35 MM Debt), dated as of May 30,
            1997, between Family Bargain Corporation and Finova Capital Corporation (6-Exhibit
            10.4)

   10.6     Subordinated Promissory Note ($6.35 MM), dated as of April 30, 1997 between General
            Textiles and Family Bargain Corporation (6-Exhibit 10.5)

   10.7     Subordination and Standstill Agreement (Re: $6.35 million debt) dated as of May 30,
            1997, between Family Bargain Corporation and Finova Capital Corporation (6-Exhibit
            10.4)

   10.8     Securities Purchase Agreement dated December 30, 1996 among Family Bargain
            Corporation, Three Cities Fund II, L.P., Three Cities Offshore II, C.V. and Terfin
            International Ltd. (5-Exhibit 2.4)

   10.9     Note Exchange Agreement dated April 27, 1998 among General Textiles, Family Bargain
            Corporation, American Endeavour Fund Limited and London Pacific Life & Annuity
            Company.

   10.10    Junior Subordinated Note Agreement dated April 30, 1998 among General Textiles,
            American Endeavour Fund Limited and London Pacific Life & Annuity Company.

   10.11    Subordinated Note Agreement dated April 30, 1998 among General Textiles, American
            Endeavour Fund Limited and London Pacific Life & Annuity Company.

   10.12    Form of Warrant dated April 30, 1998

   10.13    Registration Rights Agreement dated April 30, 1998 among Family Bargain
            Corporation, American Endeavour Fund Ltd. and London Pacific Life Annuity Company.

                                                                                                 SEQUENTIAL
 EXHIBIT                                                                                            PAGE
  NUMBER                                  DESCRIPTION OF EXHIBIT                                   NUMBER
----------  -----------------------------------------------------------------------------------  -----------
   10.14    Agreement dated June 18, 1998 of Three Cities Fund II L.P., Three Cities Offshore
            II C.V. and Quilvest American Equity Ltd. to exercise Rights and vote for merger.*

   11.1     Computation of per share earnings.

   13.1     Form 10-K for the year ended January 31, 1998.

   13.2     Form 10-K/A-2 amending Form 10-K for the year ended January 31, 1998.

   13.3     Form 10-Q/A-1 for the period ended August 1, 1998.

   23.      Consents

            (a)  Rogers & Wells LLP (counsel)--included in Exhibit 5

            (b)  Arthur Andersen LLP (accountants)*

            (c)  KPMG Peat Marwick LLP (accountants)*

   24       Powers of Attorney--on signature page.


------------------------

*   Filed with this amendment.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1, No. 33-77488 filed with the Commission on April 7, 1994.

(2) Incorporated by reference to General Textiles' Registration Statement on Form S-4, No. 33-92176 filed with the Commission on May 11, 1995.

(3) Incorporated by reference to the Registrant's Form 8-K and 8-K/A dated November 28, 1995.

(4) Incorporated by reference to the Registrant's Form 10-K/A for fiscal year ended January 27, 1996.

(5) Incorporated by reference to the Registrant's Form 10-K for fiscal year ended February 1, 1997.

(6) Incorporated by reference to the Registrant's Form 10-Q for the 13 weeks ended August 2, 1997 (2nd Quarter).

(7) Incorporated by reference to the Registrant's Form 10-Q for the 13 weeks ended November 1, 1997 (3rd Quarter).